UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date: December 21, 2018
Commission File Number: 001-33414

Denison Mines Corp.
(Translation of registrant’s name into English)

1100-40 University Avenue, Toronto Ontario, M5J 1T1 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form    40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Denison Mines Corp.

/s/ Amanda Willett
Date: December 21, 2018	Amanda Willett
Corporate Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

99.1	Technical Report with an Updated Mineral Resource Estimate for the Waterbury Lake Property, Northern Saskatchewan, Canada with an effective date of December 21, 2018
99.2	Qualified Person Consent - Donmez
99.3	Qualified Person Consent - Verran
99.4	Qualified Person Consent - Burry
99.5	Qualified Person Consent - Leuangthong
99.6	Qualified Person Consent - Revering
99.7	Qualified Person Consent - Armitage
99.8	Qualified Person Consent - Sexton
99.9	Press release dated December 21, 2018